Exhibit 99

FROM:	Sun International Hotels Limited
The Bahamas
Contact: Charles D. Adamo
Tel: +1.242.363.6017

FOR IMMEDIATE RELEASE

KERSAF DEFAULTS ON INTEREST PAYMENT--SUN INTERNATIONAL
ACCELERATES $12 MILLION NOTE

PARADISE ISLAND, The Bahamas, October 29, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced that it has accelerated the maturity date of the Promissory Note in principle amount of $12 million issued by Royale Resorts Holdings Limited, a subsidiary of Kersaf Investment Limited. The acceleration of the payment of the Promissory Note is a result of a default by Royale in making its interest payment of $266,301.37, which was due on September 30, 2001.

According to the terms of the Promissory Note and acceleration notice, Royale is obligated to immediately pay the outstanding amount of the Promissory Note of $12 million, plus all accrued interest. Interest shall continue to accrue at a default rate of 11% per annum until all amounts owed to SIHL are paid. The Promissory Note was scheduled to mature on June 30, 2003.

Inquiries should be directed to Charles D. Adamo, Executive Vice President--General Counsel of Sun International Hotels Limited at 1.242.363.6017

ENDS

Contact:

Mr. Charles D. Adamo
Executive Vice President--General Counsel,
Sun International Hotels Limited, Nassau, Bahamas
Tel: + 1-242-363-6017
e-mail charles.adamo@sunint.com